Exhibit 99.1

Silvercorp Announces Filing of Base Shelf Prospectus

Trading Symbol: TSX/NYSE American: SVM

VANCOUVER, BC, Sept. 4, 2025 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) (the "Company") today announced that it has filed a base shelf prospectus dated September 4, 2025 (the "Base Shelf Prospectus") with the securities commissions in all of the provinces and territories of Canada, relying on the well-known seasoned issuer exemption. A corresponding registration statement on Form F-10 has been filed with the United States Securities and Exchange Commission (the "SEC") under the United States Securities Act of 1933, as amended, and the U.S./Canada Multijurisdictional Disclosure System (the "Registration Statement"), and has become effective under the U.S./Canada Multijurisdictional Disclosure System.

The Base Shelf Prospectus and Registration Statement qualifies the Company to offer up to US$400 million of common shares, preferred shares, debt securities, subscription receipts, units and warrants or any combination thereof (collectively, the "Securities") during the 25-month period that the Base Shelf Prospectus remains effective. In order to maintain financial flexibility, and consistent with past practice, the Company has historically maintained a base shelf prospectus. The Company has no present intention to offer Securities pursuant to the Base Shelf Prospectus.

Securities may be offered under the Base Shelf Prospectus (and corresponding Registration Statement) separately or together, offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and, subject to applicable regulations, may include "at-the-market" transactions, public offerings or strategic investments. The specific terms of any offering of Securities, if any, including the use of proceeds from such offering, will be set forth in a shelf prospectus supplement pertaining to such offering to be filed with applicable securities regulatory authorities.

Copies of the Base Shelf Prospectus and Registration Statement may be obtained on request without charge from the Company at 1750-1066 West Hastings Street, Vancouver, British Columbia, Canada  V6E 3X1, telephone (604) 669-9397 and can be found under the Company's SEDAR+ profile at www.sedarplus.com and on EDGAR at www.sec.gov, respectively.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these Securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

The TSX and NYSE-American have not reviewed and do not accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.
This news release does not constitute, and is not, an offer or solicitation of an offer of securities.

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things, without limitation, statements regarding potential future market opportunities and the potential future issuance of common shares, debt securities, warrants and/or subscription receipts of the Company pursuant to the Base Shelf Prospectus referred to in this news release. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including  fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia and Ecuador; integration and operations of Adventus; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; public health crises; the Company's investment in New Pacific Metals Corp. and Tincorp Metals Inc.;  and the other risk factors described in the Company's latest 40-F/Annual Information Form, and Management's Discussion and Analysis, each under the heading "Risk Factors" available on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and is subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

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SOURCE Silvercorp Metals Inc.

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%CIK: 0001340677

CO: Silvercorp Metals Inc.

CNW 19:13e 04-SEP-25